Exhibit 99.2

CABLE & WIRELESS ANNOUNCES DISPOSALS
IN CONTINENTAL EUROPE AS PART OF FOCUS ON
MULTINATIONALS
IP-eYe to buy Cable & Wireless’ domestic businesses in Northern Europe
Smart Telecom SA to buy the Cable and Wireless’ domestic business in Switzerland

Cable & Wireless, the global telecommunications group, today (1 April 2003) announced it has entered into conditional agreements to sell all of its businesses that relate to customers requiring domestic-only services in the Belgium, Netherlands, Sweden and Russia in Northern Europe and Switzerland.

IP-eYe, backed by senior managers currently within Cable & Wireless’ Northern European business, is buying the domestic businesses in the Netherlands, Belgium, Sweden and Russia. IP-eYe’s focus is on national and multinational businesses in Europe, offering web solutions, hosting, network integration and data services. Following completion, customers taking Cable & Wireless’ domestic services will be served by IP-eYe while those using Cable & Wireless’ multi-regional services will continue to be served by Cable & Wireless. Additionally, Ip-eYe will distribute Cable & Wireless products in its own markets.

Smart Telecom, a well-established Swiss telecommunications company providing voice and data services to Swiss-based customers through a number of locally situated subsidiaries, most notably VTX, is to buy Cable & Wireless’ Swiss domestic business. Cable & Wireless will work closely with Smart Telecom to ensure a seamless service to its respective customers.

The disposals are part of Cable & Wireless’ strategy announced in November to focus on serving multinational enterprises and service providers in continental Europe and to withdraw from domestic-only services. After the disposals, Cable & Wireless will retain network and business operations in Brussels, Amsterdam, Copenhagen, Stockholm, Moscow and Switzerland, enabling the company to concentrate resources on providing business-critical information and communications services to European and multinational enterprises and service providers. Capabilities will also be retained in Rotterdam and Luxembourg to service Cable & Wireless target customers.

Cable & Wireless plc Group Investor Relations 124 Theobalds Road London WC1X 8RX
Telephone +44 (0)20 7315 4460 / 6225 / 4379 www.cw.com

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“The sale of these businesses is expected to mark the first in a series of transactions across Europe that will allow us to provide an even higher level of service to our target customers,” said Robert Drolet, CEO continental Europe, Cable & Wireless. “We look forward to a close working relationship with IP-eYe and Smart Telecom and ensuring a smooth transition for customers and employees.”

Completion is subject to certain conditions, including the granting of certain telecommunications licenses and other statutory and regulatory approvals. The aggregate net assets of the businesses being sold to IP-eYe are approximately Euro 2 million. The value of the net assets of the business being sold to Smart Telecom is approximately Euro 300,000.

Within continental Europe, Cable & Wireless is focused on serving multinational enterprises and service providers, such as Heinz, Royal Dutch Shell, Diesel and Vodafone, providing high performance internet protocol (IP), data and wholesale voice services across 20 major business centres in continental Europe and throughout the UK, US and Asia. Cable & Wireless also supplies IP transit to major telecommunications operators in virtually every European country, including nearly two thirds of European incumbents.

Cable & Wireless specialises in offering a full portfolio of end-to-end computing and communications solutions as it has one of the most advanced global IP networks (independently rated by MIQ.net), with the best connections to the world’s most popular content (according to Nielsen Net Ratings). It also offers complex web hosting and network computing expertise, all backed by industry-leading service level agreements.

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About Cable & Wireless
Cable & Wireless is a major global telecommunications business with revenue of over £5.9 billion (US$8.6 billion) in the year to 31 March 2002 and customers in 80 countries. It consists of two core and complementary divisions: Cable & Wireless Regional and Cable & Wireless Global. Cable & Wireless Regional offers a full range of telecommunications services in 33 countries around the world, with major businesses in the Caribbean, Panama, the Middle East and Macau. Cable & Wireless Global provides IP (internet protocol), voice and data services and managed solutions for business customers. It has developed advanced IP networks and value-added services in the US, Europe and the Asia-Pacific region in support of this strategy. Building on its strong national businesses in the UK and Japan, Cable & Wireless Global will focus on serving primarily multinational companies (both enterprises and service providers) in the US, UK, continental Europe and Japan/Asia. For more information about Cable & Wireless, go to www.cw.com.

This announcement contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. See those which appear, or are referred to, in the cautionary statements section on page 3 of Cable & Wireless’s Form 20-F for financial year 2002.

About IP-eYe
IP-eYe is a European Internet & network services provider driven by the passion to deliver best of breed solutions in hosting, networks and services. IP-eYe delivers integrated solutions to businesses that want to optimise the use of internet and networks in order to give optimal support to their operations. The strength of IP-eYe is based on its ability to translate business and ICT drivers into scalable, flexible and secure internet and network solutions offering excellent return on investment and low cost of operations, starting from functional design right up to operational management. IP-eYe has offices in Amsterdam, Hoofddorp, Veenendaal, Brussels, Stockholm and Moscow. For more information go to www.ipeYe.net

About Smart Telecom
Smart Telecom is an independent operator in the data communications market and in selected voice services in Switzerland. It’s main target customer groups are small and medium sized enterprises to which it provides innovative and reliable services backed up with strong local customer support. It’s main internet focussed product groups include access services, web hosting, Applications Service Provision (ASP) and web design. In voice services, Smart focusses on business number services.

The company was created in 1986 and has its headquarters in Pully (Lausanne); Smart Telecom employs 150 staff in 8 offices throughout Switzerland, half in networks and technical support and half in sales, marketing and administration. Estimated turnover for 2002 is Euros 45m.

For editorial information, please contact:
Nicola Porter, Cable & Wireless: +44 20 7315 4031
Philippe Roditi, Smart Telecom: +41 21 721 1114
Jan van Berne, IP-eYe, The Netherlands office at +31(0)30 602 99 00
Frederik Engvall, IP-eYe, Swedish office +46 (0)8 459 94 67